United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: December 20th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel completes its acquisition of Spatial Wireless,
strengthening its portfolio of mobile NGN solutions

Paris, December 16, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced that, after finalizing all customary closing procedures, the acquisition of Spatial Wireless has been completed. Spatial Wireless is based in Richardson, Texas (US), and is leader in cost-effective, software-based and multi-standard distributed mobile switching solutions.

Spatial Wireless’ flagship product (Spatial Atrium®, now Alcatel 5020 Spatial Atrium Softswitch) is a multi-standard and field-proven mobile softswitch that controls distributed media gateways and manages call/session control for voice and data services. It works seamlessly in GSM/EDGE, 3G/UMTS and CDMA networks. It also enables smooth evolution to 3GPP Release 5 and Release 6 networks via software-only upgrades, thus ensuring long-term investment protection in preparation for the introduction of IP Multimedia Subsystems (IMS).

Alcatel’s mobile NGN solution based on Spatial Wireless’ product offers a profitable business opportunity for mobile service providers. By investing in mobile NGN, at a level comparable to expected 2G network renovation and 3G rollout, a typical mature operator can expect to save up to 50% on its traditional circuit core network operating expenditures.

Spatial Wireless’ solution is already in commercial use and in market trials, with major GSM and CDMA operators in the world, in particular in North and Latin America, China, and India — with over one million ports deployed in 2004.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	peter.campbell@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com